RESOURCES INC.


07025195


SEC MAIL PROCESSING
RECEIVED
JUL 11 2007
WASH, D.C.
200
SECTION

July 4, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

SUPPL

Re: File No. 82-35016

Please find enclosed copies of the following documents:

- News Releases Dated:

  June 4, 2007
  June 5, 2007
  June 7, 2007
  June 11, 2007
  June 14, 2007
  June 19, 2007

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

- Interim Financial Statements for the Period Ended April 30, 2007
- MD&A for the Period Ended April 30, 2007 (dated June 26, 2007)
- Form 52-109F2 – Certification of Interim Filings by CFO, dated June 27, 2007
- Form 52-109F2 – Certification of Interim Filings by CEO, dated June 27, 2007

Sincerely,

per/ L. Stefan
James Robertson
Director

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

82-35016



RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE DISCOVERS NEW GOLD ZONE ON KAO

June 4, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to announce the discovery of a new gold zone on the Kao property in Burkina Faso, West Africa. The new discovery is located approximately 4.5 kilometres northeast of the Kao Main Zone, which returned excellent results from the Company's Reverse Circulation ("RC") drilling program in March 2007. Significant surface samples collected from the new zone returned values ranging from 1.35 g/t gold to 28.8 g/t gold. The new discovery appreciably increases the potential of the Kao property and the Company is planning an aggressive drilling program to further test both of these attractive gold zones.

The surface samples were collected from an area of artisanal gold workings that occur within a broad gold-in-soil anomaly. Samples were collected from quartz veins and mineralized wallrock over an area approximately 900 metres by 700 metres. Assays that exceed 1.0 g/t gold are reported below:

Type of Sample	Grade (g/t gold)
Grab	1.43
Grab	1.35
Grab	13.7
Grab	28.8
Grab	1.25

Type of Sample	Grade (g/t gold)
Grab	5.97
Grab	1.42
Grab	2.59
Grab	1.01

The new zone appears to have the same northerly trend as the gold zones 4.5 kilometres to the south. The Main Zone was tested in March 2007 with a RC drilling program, which confirmed the presence of multiple, parallel gold zones. Both zones are open for extension in all directions. Significant results from the drilling program were reported in News Releases dated April 4th and 16th, 2007, and are summarized below:

Hole	Results
KAO-07-RC-001	1.20 g/t gold over 8m
and	1.08 g/t gold over 6m
KAO-07-RC-002	1.52 g/t gold over 4m
and	1.69 g/t gold over 12m
KAO-07-RC-004	1.36 g/t gold over 24m
and	1.26 g/t gold over 10m
KAO-07-RC-006	1.22 g/t gold over 30m
KAO-07-RC-007	1.26 g/t gold over 8m
KAO-07-RC-008	21.46 g/t gold over 2m
KAO-07-RC-012	3.55 g/t gold over 10m
and	1.05 g/t gold over 6m

Hole	Results
KAO-07-RC-014	2.83 g/t gold over 2m
and	1.03 g/t gold over 12m
and	1.90 g/t gold over 2m
KAO-07-RC-016	2.20 g/t gold over 8m
KAO-07-RC-017	1.01 g/t gold over 2m
and	6.77 g/t gold over 4m
KAO-07-RC-019	1.07 g/t gold over 8m
and	1.18 g/t gold over 2m

.../2



The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All RC samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso, which is part of the ALS Chemex group.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 1.403.240.0555
Email: info@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

82-35016



RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE COMPLETES SHARE ISSUANCE FOR SERVICES

June 5, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) announces that in consideration of certain services provided to the Company by MidSouth Capital, Inc. ("MidSouth"), an independent investment banking company based in Atlanta, Georgia, a total of 75,000 shares have been issued in full settlement for services at a deemed price of C$0.29 per share. The shares are subject to a hold period of four months and one day and were issued pursuant to a financial consultant agreement with MidSouth dated February 8, 2007 and accepted by the TSX Venture Exchange on May 16, 2007. In accordance with the agreement, MidSouth has advised the Company and has arranged a pink sheet listing for Riverstone Resources under the symbol RVREF.

Riverstone Resources is a company focused on exploration and development of gold resources with an extensive land position in Burkina Faso, West Africa. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 1.403.240.0555
Ron Cooper, Investor Relations T: 1.604.986.0112

Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

83-35016



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE DISCOVERS NEW GOLD ZONES ON BOUBOULOU

June 7, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report results from a surface mapping and sampling program that was recently completed on the Bouboulou Exploration Permit in Burkina Faso, West Africa. The rock samples were collected within a very large gold anomaly defined by a Rotary Air Blast ("RAB") drilling program conducted in the late 1990's by a previous operator. The rock sampling results confirm and better define this gold anomaly, which covers an area 13 kilometres long by 2 to 6 kilometres in width, and lies entirely within the permit.

The gold zone defined by the historic RAB drilling straddles the projected southwesterly extension of the Sabcé shear zone. The Sabcé shear zone controls the location of numerous artisanal gold mining sites spread over at least 130 kilometres, as well as the Bissa gold deposit, currently being developed by High River Gold. Riverstone controls seven properties, including the Bouboulou permit, which covers the northeast and southwestern limits of the Sabcé shear. The RAB drilling program comprised 664 holes totaling 25,400 metres with an average depth of 38 metres. The holes were drilled on a 500 metre by 500 metre grid with some in-fill drilling on a 250 metre grid.

The recent surface samples were collected from quartz veins and mineralized wallrock, and some of the better results are listed below:

TYPE OF SAMPLE	GRADE (g/t gold)
Qtz vein	2.97
Qtz vein	3.03
Sediment	2.01
Qtz vein	6.76
Sediment	1.79
Qtz vein	2.44
Qtz vein	1.09
Qtz vein	1.12
Qtz vein	8.46
Qtz vein	19.16
Sediment	1.24
Qtz vein	1.46

TYPE OF SAMPLE	GRADE (g/t gold)
Qtz vein	8.24
Sediment	2.46
Sediment	3.88
Qtz vein	4.83
Qtz vein	1.52
Qtz vein	1.63
Qtz vein	6.67
Qtz vein	1.71
Qtz vein	7.47
Trench Sample	0.56 g/t over 16m
including	2.38 g/t over 2m
Trench Sample	0.49 g/t over 6m

Work to date on this permit by the Company indicates that intersecting shear structures may provide favourable sites for gold mineralization. In addition, several distinct zones of more intense quartz veining have been shown to be gold bearing, as evidenced in the table above. This may indicate that higher-grade gold zones exist within the large gold anomaly outlined by the RAB drilling. Work is continuing on this permit, with the objective of establishing drill targets to be tested later in the year.

.../2


RESOURCES INC

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All samples were assayed using standard fire assay with atomic absorption techniques, with samples grading in excess of 2.00 g/t gold re-assayed with a gravimetric finish, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso, which is part of the ALS Chemex group.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 1-403-240-0555
Ron Cooper, Investor Relations T: 604-986-0112

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35016



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE DRILLS NEW GOLD ZONES ON BILIGA

June 11, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report results from several properties collectively known as Bissa East, in Burkina Faso, West Africa. Surface rock sampling and drilling on both the Biliga and Tangapella Exploration Permits has delineated five separate gold zones in close proximity to the Sabcé shear zone and a parallel structure.

The Company's Bissa East project comprises four contiguous properties: Tangapella, Sebila, Biliga and Malgtaba. A recently completed Rotary Air Blast ("RAB") drilling program on the Biliga permit has outlined two NE trending zones of gold mineralization within a structure which parallels the Sabcé shear zone. The Sabcé shear is a regional scale structure that is host to numerous artisanal gold mining sites along a strike length of at least 130 kilometres, including the Bissa Hill gold deposit, currently being developed by High River Gold Mines.

The Biliga permit contains a number of gold-in-soils geochemical anomalies, defined by the Company in late 2006, and further refined in a follow up detailed soil survey completed in February of 2007. The Biliga RAB drilling comprised 2,354 metres in 98 drill holes. All holes were drilled vertically, and the true widths of the zones are unknown. The RAB drilling has defined two parallel, northeast striking gold zones within and adjacent to the shear zone, each of which appears to exceed 800 metres in length. The best RAB drill results are summarized below:

HOLE NO.	FROM (metres)	TO (metres)	CORE INTERVAL (metres)	GRADE (g/t gold)
BLG-07-023	3	24	21	0.91
including	6	15	9	1.67
BLG-07-030	0	21	21	0.37
including	12	15	3	2.09
BLG-07-053	9	24	15	0.47
BLG-07-054	15	24	9	0.46
BLG-07-059	0	24	24	0.18
including	0	3	3	1.38
BLG-07-064	0	27	27	0.50
including	9	12	3	1.47
BLG-07-069	0	12	12	0.40
BLG-07-075	0	24	24	0.64
including	6	9	3	1.37
and	15	18	3	1.00

The Company is carrying out surface evaluation of these anomalies to establish drill targets.

.../2


RESOURCES INC.

The Company also completed 1,884 metres of Reverse Circulation ("RC") drilling on the adjacent Tangapella permit. The drilling was designed to follow up on two east-west to east-northeast trending gold zones adjacent to the Sabcé Shear Zone, which were defined by gold-in-soil geochemical anomalies. Previous RAB drilling had returned values of 3.27 g/t gold over 9 m; 1.01 g/t gold over 12 m and 1.59 g/t gold over 3 m. The RC drilling confirmed the presence of higher-grade gold zones within two broad, steeply dipping zones of lower grade gold mineralization. The best results were 0.35 g/t gold over 38 m in TGP-RC-003, 0.51 g/t gold over 18 m in TGP-RC-004, 4.31 g/t gold over 4 m in TGP-RC-005, 0.48 g/t gold over 16 m (including 1.11 g/t gold over 2 m) and 1.00 g/t gold over 2 m in TGP-RC-007, 0.68 g/t gold over 2 m in TGP-RC-009 and 1.66 g/t gold over 2 m in TGP-RC-015.

The RC drilling program suggests that the mineralized zones are more deeply weathered than initially thought, with gold values nearer to surface strongly leached. The gold-in-soils anomaly continues for at least four kilometres along strike, and the company will continue to explore this and other anomalous zones on the permit.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All samples were assayed using standard fire assay with atomic absorption techniques, with samples grading in excess of 2.00 g/t gold re-assayed with a gravimetric finish, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso, which is part of the ALS Chemex group.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,, CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 1-403-240-0555
Ron Cooper, Investor Relations T: 604-986-0112

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

82-35016



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ACQUIRES NEW PERMITS IN BURKINA FASO

June 14, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report the acquisition of two new exploration permits in Burkina Faso, West Africa. The Company now controls a total of 15 separate permits in seven project areas of the country, covering approximately 3,000 square kilometres. These properties are illustrated in the attached figure.

The two new permits, the 125 square kilometre Teyango permit and the 130 square kilometre Yantera permit, are adjacent to the Company's Solna permit in the eastern part of the country near the border with Niger. The permits were acquired to cover the possible strike extensions of the gold-bearing zone on the Solna permit. The three permits cover a 40 kilometre strike length of a prospective northeasterly trending deformation zone which cuts through each of the permits. Within this zone, sedimentary and volcanic rocks are highly sheared and locally brecciated, and a number of artisanal gold sites are present.

The portion of the deformation zone which underlies the Solna permit contains a three kilometre long gold-in-soils anomaly, defined by gold values in excess of 50 ppb, up to a maximum of 1950 ppb gold. The gold-in-soils anomaly contains a number of quartz and quartz-tourmaline veins, of various orientations plus two active artisanal gold mining sites. Rock sampling over the entire geochemical anomaly returned highly anomalous gold values, with an average grade of 3.56 g/t gold for all twenty-nine rock samples that graded in excess of 1.0 g/t gold.

The Company has excavated a number of trenches on the Solna permit perpendicular to the regional strike. The best trench results include 1.2 g/t gold over 3.0 m in SL-TR-06, 1.5 g/t gold over 3.0 m, 1.5 g/t gold over 4.5 m (including 3.6 g/t gold over 1.5 m) and 2.8 g/t gold over 3.0 m in SL-TR-07 and 7.3 g/t gold over 7.5 m (including 11.85 g/t gold over 1.5 m) and 7.4 g/t gold over 1.5 m in SL-TR-08.

The Company has initiated a program of regional mapping and sampling on the new Teyango and Yantera permits, which has already discovered several new artisanal gold mining sites. A regional soil geochemistry program is also in progress over both permits. Drilling is planned for later this year.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 1-403-240-0555
Ron Cooper, Investor Relations T: 604-986-0112

..../2


RESOURCES INC.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35016



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE FORMS ADVISORY COMMITTEE

June 19, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report that an Advisory Committee is being formed to provide strategic direction to the management of the Company. The first person to join this group is Monsieur Pierre Tapsoba, a well-respected Burkina Faso geologist, who as a semi-retired parliamentarian remains active in the business and political circles of his country.

Monsieur Tapsoba brings a wealth of geological and business experience to his new role, and was one of the first professionals in Burkina Faso to hold a geology degree. He was Technical Director of the Burkina Faso Ministry of Geology and Mines between 1968 and 1973, and then Director General until 1976. During this time, he was responsible for starting BUMIGEB, the state geological survey. He then became Administrator of the Société de Recherches et d'Exploitations Miniers du Burkina ("SOREMIB"), which operated the Poura gold mine. In 1989, he founded Général de Mines et de Carriéres ("G.M.C.") and was its Director General until 1998. G.M.C. holds a number of gold exploration permits in the country, including Bomboré and Tanlouka. From 1996 until 1998, Monsieur Tapsoba was President of the Groupement Professionnel des Miniers du Burkina, a local advocacy group that represents the mineral exploration industry on a wide variety of issues.

Monsieur Tapsoba has also been active politically in Burkina Faso, starting in 1978. In 1996, he was made a Second Vice President of the Congress for Democracy and Progress (CDP), the governing political party of President Blaise Compaoré. In 1999, he became the Secretary for External Relations of the CDP, a role that he currently fulfills. In 1991, Monsieur Tapsoba was appointed Minister of Equipment, Transport and Communications, from 1999 until 2000 he served as Minister in Charge of Presidential Affairs and from 2000 until 2002 he was Minister of Health. From June of 2000 Monsieur Tabsoba was a Deputy of the National Assembly, a role that he relinquished in the recent National Assembly elections of May 2007.

Michael McInnis, President of the Company commented "The addition of a gentleman of Pierre Tapsobas stature to our Advisory Committee is timely, as we continue to expand our activities in Burkina Faso. Monsieur Tapsoba's assistance is invaluable, as he will provide insight into the internal business and political workings of the country".

Riverstone Resources is a leading landholder in Burkina Faso, controlling fifteen separate permits and close to 3,000 square kilometres in seven different project areas. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 1-403-240-0555
Ron Cooper, Investor Relations T: 604-986-0112

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

82-35016

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-5020
Fax: 604-801-6075

INTERIM FINANCIAL STATEMENTS

30 April 2007

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the six months ended 30 April 2007 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc.

Statement 1

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 30 April 2007		As at 31 October 2006
Current				
Cash	$	722,553	$	1,379,694
Accounts receivable		17,887		48,666
Prepaid expenses		22,368		31,145
		762,808		1,459,505
Resource Property Costs – *Schedule (Note 4)*		6,662,114		5,219,403
Plant and Equipment *(Note 5)*		10,562		10,437
	$	7,435,484	$	6,689,345

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	328,688	$	229,818
- related parties		1,562		1,445
		330,250		231,263

Going Concern *(Note 1)*
Commitments *(Note 9)*

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		9,416,448		8,413,817
Contributed Surplus *(Note 6b)*		941,127		856,143
Deficit - *Statement 2*		(3,252,341)		(2,811,878)
		7,105,234		6,458,082
	$	7,435,484	$	6,689,345

ON BEHALF OF THE BOARD:

"Michael D. McInnis", Director

"James Robertson", Director

- See Accompanying Notes -

Riverstone Resources Inc.

Statement 2

Interim Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2007	2006	**2007**	2006
Indirect and Administrative				
Administration and management	**$ 24,000**	$ 24,000	**$ 48,000**	$ 48,000
Amortization	**826**	750	**1,609**	1,422
Consulting	**8,310**	8,250	**17,123**	16,675
Foreign exchange loss (gain)	**(2,939)**	(5,255)	**(4,785)**	(4,868)
General exploration	**13,532**	-	**25,100**	-
Interest and financing *(Note 10)*	**-**	1,361	**-**	20,012
Office and general	**3,551**	3,538	**7,281**	5,369
Professional	**12,361**	23,739	**33,814**	31,239
Promotion and public relations	**33,124**	12,145	**62,161**	17,439
Rent and office services	**12,000**	12,000	**24,000**	24,000
Salaries and wages	**29,512**	-	**57,549**	-
Shareholder information	**4,427**	3,252	**7,429**	3,445
Stock-based compensation *(Note 6f)*	**47,889**	57,253	**96,894**	94,606
Stock exchange and filing fees	**10,111**	11,202	**10,419**	15,117
Transfer agent	**3,895**	5,255	**6,081**	7,452
Travel and accommodation	**30,880**	1,044	**66,006**	1,554
Loss Before the Under-noted	**231,479**	158,534	**458,681**	281,462
Interest income	**6,267**	-	**18,218**	-
Loss for the Period	**225,212**	158,534	**440,463**	281,462
Deficit - beginning of period	**3,027,129**	2,261,279	**2,811,878**	2,138,351
Deficit – End of Period	**$ 3,252,341**	$ 2,419,813	**$ 3,252,341**	$ 2,419,813
Loss Per Share - Basic and Diluted	**$ 0.01**	$ 0.01	**$ 0.01**	$ 0.02
Weighted-Average Shares Outstanding	**31,399,610**	19,430,146	**30,313,296**	18,207,237

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Interim Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 April 2007	2006	For the Six Months Ended 30 April 2007	2006
Operating Activities				
Loss for the period	**$ (225,212)**	$ (158,534)	**$ (440,463)**	$ (281,462)
Items not affecting cash				
Amortization	**826**	750	**1,609**	1,422
Shares issued for loan bonus	**-**	-	**-**	18,000
Stock-based compensation	**47,889**	57,253	**96,894**	94,606
	(176,497)	(100,531)	**(341,960)**	(167,434)
Net change in non-cash working capital				
Accounts receivable	**40,879**	23,723	**30,779**	18,237
Prepaid expenses	**1,995**	(2,639)	**8,777**	(2,946)
Accounts payable and accrued liabilities				
- trade	**(3,786)**	71,313	**2,901**	44,822
- related	**(16,069)**	40,196	**117**	65,979
	(153,478)	32,062	**(299,386)**	(41,342)
Investing Activities				
Plant and equipment	**(1,734)**	(3,148)	**(1,734)**	(3,148)
Resource property costs	**(732,026)**	(333,129)	**(1,331,742)**	(489,478)
	(733,760)	(336,277)	**(1,333,476)**	(492,626)
Financing Activities				
Shares issued for cash	**371,456**	465,000	**986,956**	465,000
Share subscriptions received	**-**	(395,000)	**-**	-
Share issuance costs	**(7,157)**	(55,662)	**(11,235)**	(55,662)
Loan payable proceeds	**-**	-	**-**	90,000
	364,299	14,338	**975,721**	499,338
Net Increase (Decrease) in Cash	**(522,939)**	289,877	**(657,141)**	(34,630)
Cash position - beginning of period	**1,245,492**	352,283	**1,379,694**	97,036
Cash Position - End of Period	**$ 722,553**	$ 62,406	**$ 722,553**	$ 62,406

Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource properties	**$ -**	$ -	**$ 15,000**	$ 27,500
Fair value of stock options exercised	**$ 11,910**	$ -	**$ 11,910**	$ -
Increase (decrease) in resource property accounts payable	**$ 213,671**	$ (98,780)	**$ 95,969**	$ (41,712)
Stock-based compensation recorded for resource properties	**$ -**	$ -	**$ -**	$ 176

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule

Interim Schedules of Resource Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2007	2006	**2007**	2006
Burkina Faso, West Africa				
Rambo Property				
Camp and general	**$ -**	$ 11,681	**$ 879**	$ 38,834
Consulting	**-**	750	**-**	750
Geological	**750**	22,009	**1,289**	60,099
Option payments *(Note 4a)*	**-**	17,452	**72,650**	44,952
Project management	**19**	6,084	**39**	8,585
Stock-based compensation *(Note 6f)*	**-**	-	**-**	176
Transportation	**-**	739	**406**	3,879
	769	58,715	**75,263**	157,275
Liquidi Malguem Property				
Camp and general	**1,341**	9,462	**5,348**	23,708
Consulting	**-**	-	**377**	-
Geological	**4,010**	13,981	**10,497**	31,880
Option payments *(Note 4b)*	**-**	-	**34,516**	-
Project management	**-**	5,651	**299**	7,042
Transportation	**-**	1,145	**1,753**	2,068
	5,351	30,239	**52,790**	64,698
Solna Property				
Camp and general	**257**	10,489	**1,044**	29,978
Geological	**3,590**	18,422	**4,049**	47,931
Project management	**-**	5,485	**20**	7,037
Transportation	**-**	736	**406**	887
	3,847	35,132	**5,519**	85,833
Kao Property				
Camp and general	**37,795**	8,551	**51,090**	18,322
Consulting	**3,450**	-	**3,450**	-
Drilling	**125,441**	-	**126,538**	-
Geochemical and assay	**14,846**	-	**14,846**	-
Geological	**38,136**	9,745	**49,307**	22,375
Geophysical	**-**	-	**12,407**	-
Lease, licenses and taxes	**-**	1,117	**-**	1,117
Local labour	**3,114**	-	**4,914**	-
Project management	**1,042**	5,088	**1,611**	6,276
Transportation	**12,927**	736	**16,863**	994
	236,751	25,237	**281,026**	49,084
Yaramoko Property				
Camp and general	**-**	7,557	**74**	14,567
Geological	**-**	9,746	**-**	21,586
Project management	**-**	5,087	**-**	5,323
Transportation	**82**	735	**82**	1,028
	82	23,125	**156**	42,504
Balances Carried Forward	**$ 246,800**	$ 172,448	**$ 414,754**	$ 399,394

- See Accompanying Notes -

Interim Schedules of Resource Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2007	2006	**2007**	2006
Balances Brought Forward	**$ 246,800**	$ 172,448	**$ 414,754**	$ 399,394
Burkina Faso, West Africa				
Tao Property				
Camp and general	**181**	48,223	**7,873**	48,223
Consulting	**-**	-	**182**	-
Geochemical and assay	**167**	-	**3,052**	-
Geological	**5,986**	-	**21,236**	-
Local labour	**-**	-	**188**	-
Option payments *(Note 4c)*	**34,430**	-	**34,430**	-
Project management	**188**	-	**1,050**	-
Transportation	**-**	-	**5,110**	-
	40,952	48,223	**73,121**	48,223
Bissa East Properties				
Camp and general	**57,692**	320	**120,627**	2,748
Consulting	**2,962**	-	**3,434**	-
Drilling	**133,749**	-	**133,749**	-
Geochemical and assay	**75,334**	-	**100,123**	-
Geological	**69,285**	-	**126,101**	-
Lease, licenses and taxes	**-**	-	**-**	4,397
Local labour	**8,171**	-	**16,338**	-
Option payments *(Note 4c)*	**34,598**	11,810	**34,598**	11,810
Project management	**2,051**	-	**3,726**	-
Transportation	**43,092**	-	**102,211**	-
	426,934	12,130	**640,907**	18,955
Bissa West Properties				
Camp and general	**33,260**	-	**54,289**	2,426
Consulting	**1,462**	-	**2,306**	-
Drilling	**75,378**	-	**75,378**	-
Geochemical and assay	**27,496**	-	**36,193**	-
Geological	**60,263**	-	**95,847**	-
Lease, licenses and taxes	**-**	-	**3,522**	4,397
Local labour	**4,411**	-	**6,961**	-
Project management	**2,734**	-	**4,475**	-
Transportation	**26,007**	-	**30,668**	-
	231,011	-	**309,639**	6,823
Other Properties				
Camp and general	**-**	488	**-**	669
Lease, licenses and taxes	**-**	1,060	**4,290**	1,378
	-	1,548	**4,290**	2,047
Costs for the Period	**945,697**	234,349	**1,442,711**	475,442
Balance - beginning of period	**5,716,417**	3,546,066	**5,219,403**	3,304,973
Balance - End of Period	**$ 6,662,114**	$ 3,780,415	**$ 6,662,114**	$ 3,780,415

- See Accompanying Notes -

---

1. Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt upon the validity of this assumption. Consistent with other companies in the mining exploration industry, the Company has no source of revenue, is unable to self-finance operations, and has significant cash requirements to meet its overhead and maintain its mineral interests. The ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

---

2. Significant Accounting Policies and Basis of Presentation

b) Basis of Presentation

These unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2006. All financial information presented herein is unaudited.

b) Financial Instruments

Effective 1 November 2006, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. There is no effect on prior periods as a result of adopting these new standards.

---

3. Financial Instruments

The fair value of the Company's cash, accounts receivable, accounts payable and accrued liabilites is estimated to approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

---

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 5,000	-	$ -
Upon regulatory approval *(paid, issued)*	35,000	50,000	-
On or before 15 December 2004 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2005 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2006 *(i)*	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has made all share issuances and cash payments required to date and has satisfied all exploration expenditure requirements under the agreement.

(i) The Company has issued 50,000 shares and paid US$50,000 in trust to the optionors pending transfer of the title to the property to the Company

b) Liquidi Malguem Property, Burkina Faso, West Africa

The Company acquired an 80% interest in the Liguidi Malguem property located in Burkina Faso, West Africa by completing cash payments of US$95,000 to the optionors and incurring minimum exploration expenditures of US$210,000. The Company and the optionor are currently negotiating the terms of a joint venture as provided for in the option agreement.

c) Bissa Area Properties, Burkina Faso, West Africa

Bissa East: The Company has entered into an option agreement to acquire a 90% interest in the Tangapella and Sebila properties in the Bissa area of Burkina Faso. The agreement calls for cash payments and exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures
Upon signing of the agreement *(paid)*	$ 50,000	$ -
On or before 5 June 2007 *(completed)*	-	290,000
On or before 9 March 2007 *(paid)*	30,000	-
On or before 9 March 2008	30,000	-
On or before 9 March 2009	30,000	-
	$ 140,000	$ 290,000

4. Resource Properties - *continued*

c) Bissa Area Properties, Burkina Faso, West Africa - *continued*

The Company has also acquired government exploration permits for the Biliga and Malgtaba properties located adjacent to the Tangapella and Sebila properties.

Bissa West: The Company has acquired government exploration permits for the Bissiga and Pella properties and has entered into an option agreement to acquire a 90% interest in the Bouboulou property, which is located adjacent to the Bissiga property. The Bouboulou agreement calls for the Company to incur exploration expenditures of $125,000 by 28 July 2009, $50,000 of which is a firm commitment and must be incurred by 28 July 2007.

d) Other Properties, Burkina Faso, West Africa

The Company has acquired government exploration permits granting the Company a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso. The Company has also incurred costs on exploring additional properties in West Africa including the Yantara and Teyango permits, the costs for which are being carried as Other Properties until such time as significant costs are expended on a specific property.

In addition, the Company has signed an option agreement to acquire a 90% interest in the Tao property. The agreement calls for cash payments and exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures
Upon signing of the agreement *(paid)*	$ 42,000	$ -
On or before 19 October 2007 *(completed)*	-	110,000
On or before 9 April 2007 *(paid)*	30,000	-
On or before 9 April 2008	30,000	-
On or before 9 April 2009	30,000	-
	$ 132,000	$ 110,000

e) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**30 April 2007**	31 October 2006
Rambo	$ 339,908	$ 1,985,123	**$ 2,325,031**	$ 2,249,768
Liguidi Malguem	114,505	865,322	**979,827**	927,037
Solna	-	314,567	**314,567**	309,048
Kao	-	773,871	**773,871**	492,845
Yaramoko	-	193,379	**193,379**	195,616
Tao	82,653	262,427	**345,080**	271,959
Bissa East	91,740	1,206,823	**1,298,563**	657,656
Bissa West	-	405,404	**405,404**	95,765
Other properties	9,096	17,296	**26,392**	19,709
	$ 637,902	$ 6,024,212	**$ 6,662,114**	$ 5,219,403

All Burkina Faso properties are subject to a standard government 10% carried production interest.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**30 April 2007**	31 October 2006
Computer equipment	$ 16,377	$ 5,815	**$ 10,562**	$ 10,437

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) **Share issuance details are as follows:**

	2007		2006	
	Shares	**Amount**	Shares	Amount
Balance - beginning of period	**28,524,905**	**$ 8,413,817**	16,991,270	$ 4,660,254
Private placement *(i)*	**1,000,000**	**290,000**	-	-
Private placement *(ii)*	**1,050,000**	**325,500**	-	-
Private placement *(iii)*	**1,000,000**	**340,000**	-	-
Private placement *(iv)*	-	-	2,325,000	465,000
Share issuance costs	-	**(11,235)**	-	-
Shares issued for property *(Note 4a)*	**50,000**	**15,000**	50,000	27,500
Shares issued for loan bonus *(Note 10)*	-	-	90,000	18,000
Shares issued on exercise of options	**75,625**	**20,206**	-	-
Fair value of options exercised *(Note 6b)*	-	**11,910**	-	-
Shares issued on exercise of warrants	**37,500**	**11,250**	-	-
Balance - end of period	**31,738,030**	**$ 9,416,448**	19,456,270	$ 5,170,754

(i) During the period, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.29 for gross proceeds of $290,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 until 19 December 2007.

(ii) During the period, the Company completed a non-brokered private placement of 1,050,000 units at a price of $0.31 for gross proceeds of $310,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.37 until 12 January 2008.

(iii) During the period, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.34 for gross proceeds of $340,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.40 until 12 March 2008.

(iv) During the prior period, the Company completed a non-brokered private placement of 2,325,000 units at a price of $0.20 for gross proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until 2 February 2007.

6. Share Capital - *continued*

b) **Contributed Surplus**

Details are as follows:

	2007	2006
Balance - beginning of period	$ **856,143**	$ 654,300
Stock-based compensation *(Note 6f)*	**96,894**	94,782
Fair value of stock options exercised in period *(Note 6f)*	**(11,910)**	-
Balance - end of period	$ **941,127**	$ 749,082

c) As at 30 April 2007, there were nil (2006 – 184,906) shares held in escrow, which were released over time according to TSX Venture Exchange policy.

d) As at 30 April 2007, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

2007	2006	Exercise Price	Expiry Date
-	1,812,603	$ 0.36	9 June 2006
-	268,534	$ 0.30	9 June 2006
-	250,000	$ 0.36	12 July 2006
-	1,162,500	$ 0.30	2 February 2007
4,106,250	-	$ 0.55	4 November 2007
574,875	-	$ 0.40	4 November 2007
500,000	-	$ 0.35	19 December 2007
525,000	-	$ 0.37	12 January 2008
500,000	-	$ 0.40	12 March 2008
6,206,125	3,493,637		

e) Details of stock option activities are as follows:

	2007	2006
Balance - beginning of period	**3,515,000**	2,090,000
Granted	**-**	950,000
Exercised	**(75,625)**	-
Expired	**(9,375)**	(400,000)
Balance - end of period	**3,430,000**	2,640,000

6. Share Capital – *continued*

e) *continued*

As at 30 April 2007, the Company had stock options outstanding as follows:

Grant Date	2007	2006	Exercise Price	Expiry Date
19 August 2003	485,000	505,000	$ 0.14	19 August 2008
12 January 2004	345,000	345,000	$ 0.40	12 January 2009
5 May 2004	580,000	605,000	$ 0.38	5 May 2009
1 September 2004	50,000	100,000	$ 0.32	1 September 2009
13 April 2005	75,000	75,000	$ 0.40	13 April 2010
28 September 2005	60,000	60,000	$ 0.35	28 September 2010
26 January 2006	500,000	500,000	$ 0.26	26 January 2011
27 February 2006	250,000	250,000	$ 0.34	27 February 2011
18 April 2006	200,000	200,000	$ 0.42	18 April 2011
13 October 2006	885,000	-	$ 0.25	13 October 2011
	3,430,000	2,640,000		

The outstanding options have a weighted-average exercise price of $0.34 and a weighted-average remaining life of 3.07 years. As at 30 April 2007, 2,773,125 (2006 – 1,901,875) of these options had vested.

f) **Stock-Based Compensation**

For the periods ended 30 April, the Company granted stock options to its directors, officers and employees and estimated stock-based compensation as follows:

	2007	2006
Total options granted	-	950,000
Average exercise price	$ -	$ 0.31
Estimated fair value of compensation	$ -	$ 207,795
Estimated fair value per option	$ -	$ 0.22

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2007	2006
Risk-free interest rate	-	4.03%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	100.00%
Expected option life in years	-	4.47

6. Share Capital - *continued*

f) Stock-Based Compensation - *continued*

The Company has recorded stock-based compensation for options that vested during the period as follows:

		2007		2006
Number of options vested in period		**475,625**		817,500
Stock-based compensation expense	**$**	**96,894**	$	94,606
Capitalized to mineral properties		**-**		176
Total compensation recognized for the period		**96,894**		94,782
Transfer to share capital – options exercised *(i)*		**(11,910)**		-
Net addition to contributed surplus for the period	**$**	**84,984**	$	94,782

(i) During the period, 75,625 options (2006 – nil) were exercised for which the related fair value has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) administration and management fees paid to directors and companies controlled by directors - $48,000 (2006 - $48,000);

b) rent and office services fees paid to a company with directors in common - $24,000 (2006 - $24,000);

c) graphic design and drafting fees paid to parties related to directors $1,140 (2006 - $750).

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the period ended April 30 are as follows:

	2007	2006
Loss before income taxes for accounting purposes	**$ (440,463)**	$ (281,462)
Adjustments for differences between accounting and taxable income:		
Amortization	**1,609**	1,422
Stock-based compensation	**96,894**	94,606
Non-deductible and other items	**(54,253)**	6,048
Consolidated loss for tax purposes	**(396,213)**	(179,386)
Statutory tax rate	**34.1%**	34.1%
Expected tax recovery for the period	**(135,109)**	(61,171)
Increase (decrease) in taxes due to:		
Current valuation allowance	**135,109**	61,171
Tax recovery for the period	**$ -**	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at October 31, 2006 are as follows:

Non-capital loss carry-forwards	$ 483,424
Mineral property expenditures	1,905,513
Plant and equipment	4,993
	2,393,930
Valuation allowance	(2,393,930)
	$ -

As at 31 October 2006, the Company had non-capital loss carry-forwards that expire as follows:

Year of Expiry	Amount
2007	$ 13,000
2008	94,000
2009	118,000
2010	116,000
2014	239,000
2015	381,000
2016	456,000
	$ 1,417,000

8. Income Taxes – *continued*

The Company also had approximately $5,588,000 of resource related expenditures as at 31 October 2006 that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

9. Commitments

The Company has management services agreements with two of its directors that call for an aggregate of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

10. Loan Payable

During the prior period, the Company arranged a $90,000 bridge financing loan from a director and parties related to directors to fund short-term working capital needs. The loan carried interest at 6% per annum and was repaid on 19 May 2006. The Company also issued 90,000 bonus shares at a value of $0.20 per share in consideration of the loan *(Note 6a)*.

11. Segmented Information

The Company currently operates in only one segment, that being the mining exploration industry. Details of segmented operations are reflected only in the balance sheet.

	2007		
	Canada	Burkina Faso	Total
Assets	$ 623,905	$ 6,811,579	$ 7,435,484

	2006		
	Canada	Burkina Faso	Total
Assets	$ 129,102	$ 3,814,441	$ 3,943,543

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
of the Financial Position and Results of Operations
for the Six Months Ended April 30, 2007

June 26, 2007

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the six months ended April 30, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the April 30, 2007 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

GENERAL

Riverstone is a mineral exploration company that has interests in 15 mineral permits in Burkina Faso, West Africa. Six of the Company's permits are subject to option agreements, two of which have net smelter return royalties. All of the properties are subject to a standard government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem ("Ligidi"), Solna, Kao, Yaramoko, Biliga, Malgtaba, Bissiga, Pella, Tao, Tangapella, Sebila, Bouboulou, Teyango, and Yantara gold properties are the exploration properties held by the Company. In addition, the Company is actively seeking additional properties for acquisition, exploration and development.

SIGNIFICANT EVENTS AND TRANSACTIONS

During the period, the Company completed three non-brokered private placements raising total gross proceeds of $955,500. The Company incurred approximately $1,443,000 on its Burkina Faso mineral properties during the period.

MINERAL EXPLORATION

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Work completed in 2006 on this permit comprised grid soil sampling, rock sampling and rotary air blast ("RAB") drilling. Soil sampling in areas of new artisanal workings outlined one very strong gold anomaly, with dimensions of about 1 kilometre by 2 kilometres within the +10 parts per billion ("ppb") gold contour. Two other slightly smaller anomalies were delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values.

Two separate RAB drilling programs comprising 7,000 metres were completed in 2006. This drilling outlined four separate zones grading greater than 1 gram per tonne ("g/t") gold, that are 200 to 400

metres in length and 50 to 100 metres in width within a much larger, lower grade mineralized envelope. These zones were tested with 2,200 metres of reverse circulation ("RC") drilling during the first quarter. The RC drilling has confirmed that the higher grade zones extend to depth, and the results are highly encouraging. The Company plans further RC drilling in late June of 2007.

Bissa Area Permits

The Company holds seven permits in the active Bissa area located in north-central Burkina Faso. All seven permits were acquired in the early part of 2006. Four of the Company's permits are adjacent to High River Gold's Bissa project. High River recently announced an independent resource estimate for the Bissa project of 662,250 ounces of gold in the measured and indicated categories and 679,470 ounces in the inferred category (see High River news release May 23, 2006).

High River's Bissa deposits are located within the Sabcé Shear Zone, which trends north-easterly through their property. The Company's Bissa East permits (Tangapella, Sebila, Malgtaba and Billiga) cover portions of the north-easterly trending Sabcé Shear Zone, plus two parallel shear zones to the north and south of the Sabcé. A work program comprising regional and detailed soil sampling, reconnaissance mapping and 3,071 metres of RAB drilling were completed on the Bissa East permits during 2006. Numerous gold-in-soil anomalies were defined and several significant gold intervals were intersected in the RAB drilling. During the first quarter of 2007, 3,714 additional metres of RAB drilling and 1,884 metres of RC drilling were completed on the Bissa East permits. The drilling has defined two gold-bearing structures on each of the Tangapella and Biliga permits.

The Company's Bissa West permits (Bissiga, Pella and Bouboulou) are located to the southwest of High River's Bissa project. A work program comprising regional soil sampling was carried out on the project area in 2006. Several gold-in-soil anomalies were defined which were followed up in 2007 with further sampling and mapping. Geological mapping, rock sampling and 5,600 metres of RAB drilling were carried out during the first quarter. Several gold-bearing zones have been identified, and further drilling is planned in the fourth quarter of 2007.

Yaramoko Permit

This permit is located approximately 200 kilometres west-southwest of Ouagadougou. The permit's northern boundary adjoins SEMAFO's Mana permit where a production decision has recently been announced on a gold reserve of 1 million ounces. Previous work on Yaramoko has included mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit returned significant results, including 16 samples with values ranging from 1.0 g/t to 11.9 g/t gold. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 metres by 3.5 kilometres long and covers an area with numerous active workings. The Company is currently completing additional mapping and rock sampling, and plans to RC drill several targets, possibly as early as July 2007.

Liguidi Malguem Permit

The Company has acquired an 80% interest in the Liguidi Malguem mineral permit in Burkina Faso. The permit covers an area of 225 square kilometres and is located 125 kilometres southeast of Ouagadougou, the capital of Burkina Faso, and 50 kilometres southeast of the Bomboré property presently being explored by Orezone Resources Inc. The Company has completed a geochemical survey over most of the property together with a program of geological mapping and rock sampling which has confirmed an extensive area with gold values in soils generally over 15 ppb, covering an area approximately 13 kilometres by 3 kilometres.

The 2006 program consisted of rock sampling and geological mapping. An extensive rock sampling program was undertaken over a 1.5 kilometre by 200 metre area within a quartz boulder field within one of the geochemical soil anomalies. An additional 340 samples were taken elsewhere on the property,

both from surface outcrop and trenches. The assay results from this program are encouraging. A program of 5,000 metres of RAB drilling is planned for this permit during the fourth quarter of 2007.

Rambo Permit

The Rambo permit is located in the north-central part of Burkina Faso and is contiguous with Golden Star Resource's Goulagou project, and the Company's Kao permit. The permit comprises 150 square kilometres and covers six known areas of artisanal workings. The main Rambo artisanal pit consists of a 60 metre by 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned gold values including 20.03 g/t gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres.

Drilling by the Company in 2003 and 2004 identified a gold-bearing shoot within a sulphide-bearing structure. Other work completed to date on the Rambo permit has also included prospecting and rock sampling in several new artisanal sites.

There was no field work conducted in the current period, however, RAB drilling is planned for late 2007.

Tao Permit

The Tao permit adjoins the Essakane project on its southern boundary. The Essakane project is a joint venture between Orezone Resources Inc. and Gold Fields Limited. Orezone recently announced that Gold Fields has approved a US$9.3 million budget to complete a pre-feasibility study.

Riverstone completed a 4,358 metre RAB drilling program over two separate geochemical soil anomalies during July of 2006, plus limited mapping and rock sampling. Results from this program are encouraging and RC drilling will be carried out in 2007 to further evaluate this property.

Solna Area Permits

The Solna Permit, covering approximately 160 square kilometres, is located in eastern Burkina Faso about 250 kilometres north-east of Ouagadougou. Gold mineralization is hosted in a zone of quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major gold deposits in West Africa. Solna is approximately 75 kilometres west of the producing Samira Hill gold mine of Etruscan Resources where a resource of 2 million ounces of gold has been announced.

No work at Solna was completed in the current period. Two newly acquired permits adjoin Solna to the northeast. The Company has begun regional soil geochemistry and mapping programs on these permits, and results are pending.

RESULTS OF OPERATIONS

The loss for the six-month period was $440,463, which compares to a loss of $281,462 for the same period of the previous year. Significant items comprising the current loss include $48,000 in administration and management fees, $62,161 for promotion and public relations, $24,000 for rent and office services, $57,549 in salaries and wages, $96,894 in stock-based compensation, a non-cash item, and $66,006 in travel and accommodation. Cash flows used in operations, before changes in non-cash working capital items, totalled $341,960 compared to cash of $167,434 used in operations in the comparative period.

Compared to the prior period, general and administrative costs increased to $458,681 from $281,462. The rise in costs is primarily due to increases in promotion and public relations costs, and travel costs relating to the Company's equity raising efforts and attendance at the Indaba Conference in South Africa.

In addition, the Company had salary costs during the current period due to the hiring of a full-time exploration manager in July 2006 to manage its increasing activities in Burkina Faso. The Company received interest income of $18,218 due to the increase in cash resulting from its financings.

During the period, the Company incurred general exploration costs of $25,100 on prospects in West Africa and direct resource property costs of $1,442,711 as a result of exploration work completed on its Burkina Faso properties. This compares to $475,442 of direct costs incurred in the same period of the prior year.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Apr-07	Jan-07	Oct-06	Jul-06	Apr-06	Jan-06	Oct-05	Jul-05
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$177,323	$166,246	$113,845	$171,159	$101,281	$85,575	$71,722	$96,809
Loss for the period	$225,212	$215,251	$190,441	$201,624	$158,534	$122,928	$116,744	$137,367
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01

The Company's administrative expenses have been rising since mid-2006 when the Company began major exploration programs in Burkina Faso. The Company hired a full-time exploration manager in July 2006. The quarterly losses presented (before stock-based compensation) reflect this increasing level of activity. Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The increase in the loss for the quarter ended July 31, 2006 is due to an increase in professional fees, promotion and public relations costs, and travel costs relating to the financings that occurred during this quarter. The Company also incurred $16,785 in general exploration costs and $18,651 in interest and financing costs during the quarter ended July 31, 2006.

Cash flows used in operations, before changes in non-cash working capital items, also reflect the increasing costs of managing the Company's many projects in Burkina Faso, averaging approximately $113,000 per quarter for fiscal 2006, and approximately $171,000 for the first two quarters of fiscal 2007.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At the end of the period under review, the Company had working capital of $432,558 compared to working capital of $1,228,242 at October 31, 2006. The decrease in working capital for the period results from cash used in operating activities ($341,960) and investing activities ($1,429,445) outweighing cash provided by equity financing activities ($975,721) during the period.

At April 30, 2007, the Company had cash on hand of $722,553 compared to $1,379,694 at October 31, 2006. The Company's current working capital position is not considered sufficient to meet its ongoing operations for the ensuing year.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement require cash payments totalling US$240,000 and the issuance to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. As at April 30, 2007, the Company had satisfied the entire exploration expense requirement on the property. To earn its interest in

the property, the Company must make the remaining scheduled cash payments of US$50,000 and issue 50,000 shares before December 15, 2007.

The Company has cash payment and mineral expenditure requirements under its Tangapella/Sebila property agreement. This agreement calls for cash payments totalling US$140,000 and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company had completed US$70,000 of the cash payments by April 30, 2007.

Similarly, the Company has cash payment and mineral expenditure requirements under its Tao property agreement. This agreement calls for cash payments totalling US$132,000 and requires the Company to incur exploration expenditures of approximately $110,000 in the first year. The Company had completed US$72,000 of the cash payments by April 30, 2007.

The Company has signed an option agreement to acquire a 90% interest in the Bouboulou property, which requires the Company to incur $125,000 in exploration expenditures, $50,000 of which are a firm commitment.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

The Company does not have sufficient capital to meet its ongoing exploration and overhead requirements for the ensuing year. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at April 30, 2007 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the year of $48,000 (2006 - $48,000) and rent and office services of $24,000 (2006 - $24,000) paid to a company with which the company shares directors in common.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies in the period under review, however, effective November 1, 2006, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. There is no effect on prior periods as a result of adopting these new standards.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's April 30, 2007 unaudited financial statements provide a breakdown of the general and administrative expenses for the period under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4e).

OUTSTANDING SHARES

As at April 30, 2007, the Company had 31,738,030 (diluted – 41,374,155) common shares issued and outstanding versus 28,524,905 (diluted – 37,883,530) at October 31, 2006.

The increase in the number of issued shares for the period is due to the issuance of 3,050,000 shares under three non-brokered private placements, 75,625 shares upon the exercise of stock options, 37,500 shares upon the exercise of warrants, and 50,000 shares under the Rambo option agreement (see *Mineral Exploration*). The increase in the number of diluted shares since October 31, 2006 also includes the issuance of 1,525,000 warrants under the non-brokered private placements, the expiry of 1,125,000 warrants issued under a private placements completed in the prior year, and the expiry of 9,375 stock options.

Subsequent to April 30, 2007, the Company issued 75,000 shares to financial consultants resulting in issued and outstanding shares at the date hereof of 31,813,030 (diluted – 41,449,155).

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's provides information from its corporate offices to investors and brokers directly. In addition, Mr. Ron Cooper provides the Company with investor relations services on a month to month basis and the Company has recently entered into a four month agreement with Mau Capital Management for certain investor relations services commencing July 1, 2007.

MANAGEMENT

Riverstone is dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company's Board and Audit Committee. The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company evaluated the disclosure controls and procedures for the fiscal year ended October 31, 2006. They were satisfied that the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information was made known to them on a timely basis.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the period, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

INTERNAL CONTROLS AND PROCEDURES

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended October 31, 2006. No material weaknesses in the design were identified. While management continues to review and refine its internal controls and procedures, there have been no changes in the Company's internal control procedures over financial reporting that occurred during the current quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance. Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

FORWARD-LOOKING STATEMENTS

Certain statements made and information contained in this MD&A and elsewhere constitute "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment

breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

82-35016

Form 52-109F2 – Certification of Interim Filings

I, **Kerry Spong,** Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 27, 2007

"Kerry Spong"

Kerry Spong, Chief Financial Officer

82-35016

Form 52-109F2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 27, 2007

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

END